Arqlite, SPC (the "Company") a Washington Special Purpose Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Arqlite, SPC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 24, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	194,331	381,485
Accounts Receivable	18,032	-
Prepaid Expenses	31,358	-
Inventory	1,132	-
Vendor Deposits	26,567	354,513
Total Current Assets	271,419	735,998
Non-current Assets		
Computer & Office Equipment, Machinery & Equipment, Vehicle, Furniture, and Leasehold Improvements, net of Accumulated Depreciation	1,534,548	-
Loan Receivable - Related Party	734,557	691,522
Total Non-Current Assets	2,269,105	691,522
TOTAL ASSETS	2,540,524	1,427,521
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,942	-
Deferred Revenue	16,800	
Bridge Loans Payable	530,728	-
Total Current Liabilities	550,470	-
Long-term Liabilities		
Convertible Notes	-	579,573
Grant Payable	91,663	91,663
Total Long-Term Liabilities	91,663	671,236
TOTAL LIABILITIES	642,133	671,236
EQUITY		
Preferred Stock	3,074,492	1,151,440
Accumulated Deficit	(1,176,101)	(395,155)
Total Equity	1,898,391	756,285
TOTAL LIABILITIES AND EQUITY	2,540,524	1,427,521

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	3,308	-
Cost of Revenue	43,251	-
Gross Profit	(39,943)	-
Operating Expenses		
Advertising and Marketing	90,003	-
General and Administrative	487,196	391,273
Rent and Lease	135,666	-
Depreciation	3,323	-
Total Operating Expenses	716,188	391,273
Operating Income (loss)	(756,131)	(391,273)
Other Income	4,136	-
Interest Income - Related Party	33,035	25,914
Interest Expense, related Party	(20,486)	-
Interest Expense	(41,500)	-
Net Other Income/(Expense)	(24,815)	25,914
Net Income (loss)	(780,945)	(365,358)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(780,945)	(365,358)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	3,323	-
Inventory	(1,132)	-
Accounts Payable	2,942	-
Accrued Interest Receivable	(23,426)	(23,618)
Accrued Interest Payable	10,927	21,631
Accounts Receivable	(18,032)	-
Prepaid Expenses	136,642	
Other Adjustments	-	34,169
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	111,244	32,182
Net Cash provided by (used in) Operating Activities	(669,702)	(333,176)
INVESTING ACTIVITIES		
Computer and Office Equipment		-
Fixed Asset Purchases and Leasehold Improvements	(1,295,870)	-
Loans to Related Parties	(10,000)	(244,568)
Deposits on Equipment	(26,567)	(354,513)
Net Cash provided by (used by) Investing Activities	(1,332,437)	(599,081)
FINANCING ACTIVITIES		
Convertible Note Proceeds	-	192,100
Preferred Stock Issuances	1,345,755	1,151,440
Preferred Stock Repurchases	(20,000)	-
Bridge Loans Payable	489,228	-
Net Cash provided by (used in) Financing Activities	1,814,983	1,343,540
Cash at the beginning of period	381,486	(29,797)
Net Cash increase (decrease) for period	(187,156)	411,283
Cash at end of period	194,330	381,486

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	11,973	-	1,534	200,000	-	(29,797)	170,203
Issuance of Preferred Stock	-	-	1,444	951,440	-	-	951,440
Net Income (Loss)	-	-	-	-	-	(365,358)	(365,358)
Ending Balance 12/31/2019	11,973	-	2,978	1,151,440	-	(395,155)	756,285
Issuance of Common Stock	1,102	-		-	-	-	-
Issuance of Preferred Stock	-	-	3,752	1,345,755	-	-	1,345,755
Conversion of Convertible Notes	-	-	-	597,457	-	-	597,457
Repurchase of Preferred Stock	-	-	-	(20,000)	-	-	(20,000)
Misc. Adjustment	-	-	-	(160)	-	-	(160)
Net Income (Loss)	-	-	-	-	-	(780,945)	(780,945)
Ending Balance 12/31/2020	13,075	-	6,730	3,074,492	-	(1,176,101)	1,898,391

Arqlite, SPC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Arqlite, SPC ("the Company") was formed in Washington on May 18th, 2015. The Company plans to operate a manufacturing facility that recycles plastic waste into new green materials made for the built environment. The Company will generate revenue through two primary channels: (1) the recycling service in which the company receives a fee from waste generators equivalent to landfill disposal fees, and (2) through the sale of its finished goods. The Company's headquarters is in Santa Ana, California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below. Note that Machinery and Equipment were not in service as of 2020. As such, no depreciation has been recorded.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Computer & Office Equipment	15	5,059	(613)	-	5,672
Leasehold Improvements	-	494,523	-	-	494,523
Machinery & Equipment	-	1,012,504	-	-	1,012,504
Office Furniture	15	13,230	(810)	-	14,039
Vehicle	5	12,554	(1,900)	-	14,455
Grand Total	**-**	**1,537,870**	**(3,323)**	**-**	**1,541,193**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2019, the Company entered into a loan with a Company under common control Arqlite, SRL for $472,500 with an interest rate of 4% and a maturity date of 2024. This loan is not secured. The balance of this loan was $734,557 and $691,522 as of December 31, 2020 and 2019, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Bridge Loans

(1) In December 2020, The Company entered into a loan agreement for $25,000 with an interest rate of 10% and maturity date of December 2021. This loan is secured by all assets of the Company subject to, and subordinate to any senior debtors. The balance of this loan was $25,000 as of December 31, 2020.

(2) In December 2020, The Company entered into a loan agreement for $50,000 with an interest rate of 10% and maturity date of December 2021. This loan is secured by all assets of the Company subject to, and subordinate to any senior debtors. The balance of this loan was $50,000 as of December 31, 2020.

(3) In February 2020, The Company entered into a loan agreement for $125,000 with an interest rate of 10% and maturity date of February 2021. This loan is secured by all assets of the Company subject to, and subordinate to any senior debtors. The balance of this loan was $125,000 as of December 31, 2020.

(4) In February 2020, The Company entered into a loan agreement for $125,000 with an interest rate of 10% and maturity date of February 2021. This loan is secured by all assets of the Company subject to, and subordinate to any senior debtors. The balance of this loan was $125,000 as of December 31, 2020.

(5) In February 2020, The Company entered into a loan agreement for $165,000 with an interest rate of 10% and maturity date of February 2021. This loan is secured by all assets of the Company subject to, and subordinate to any senior debtors. The balance of this loan was $164,228 as of December 31, 2020.

(6) Please see "Note 3 – Related Party Transactions" for more details.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	489,228
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 20,000 shares of Common Stock with no par value. 13,823 shares were issued and outstanding as of 2020.

The Company has authorized 9,500 shares of Preferred Stock with no par value. 6,735 shares were issued and outstanding as of 2019 and 2020.

The voting, dividend and liquidation rights of Commons Shareholders are subject to and qualified by the rights, powers and privileges of Preferred Shareholders.

Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred Shareholders have 1 vote for every common share they could own if converted. Preferred Shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 24, 2021, the date these financial statements were available to be issued.

Loan #4 from "Note 5 – Debt" section has had its interest rate and maturity date changed to 5% and February 2022, respectively.

Loan #5 from "Note 5 – Debt" section has had its maturity date change to February 2022.

The Company raised $500,000 in the form of revenue-sharing loan agreements with a quarterly repayment rate of 5% until $1,000,000 is paid back. The Company has the ability to settle the entire principal balance plus interest at an interest rate of 15% if paid within 18 months of initial distribution.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.